SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 0-15752

Century Bancorp 401(k) Plan

(Full Title of the Plan)

CENTURY BANCORP, INC.

(Issuer of the securities held pursuant to the Plan)

400 Mystic Avenue

Medford, MA 02155

(Address of principal executive offices)

The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and supplemental schedule of the Plan for the two fiscal years ended December 31, 2013 and 2012, have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto.

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CENTURY BANCORP 401(k) PLAN

Date: June 30, 2014	By:	/s/ William P. Hornby

SAVINGS BANKS EMPLOYEES RETIREMENT

ASSOCIATION 401(k) PLAN

AS ADOPTED BY CENTURY BANCORP, INC.

FINANCIAL STATEMENTS AND

SUPPLEMENTARY INFORMATION

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

SAVINGS BANKS EMPLOYEES RETIREMENT

ASSOCIATION 401(k) PLAN

AS ADOPTED BY CENTURY BANCORP, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Trustees

Savings Banks Employees Retirement Association

We have audited the accompanying statement of net assets available for benefits of the Savings Banks Employees Retirement Association 401(k) Plan as adopted by Century Bancorp, Inc. (the “Plan”), as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the years ended December 31, 2013 and 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years ended December 31, 2013 and 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplemental Schedule H, Line 4i, Schedule of Assets (Held at End of Year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Marcum LLP

Boston, MA

June 30, 2014

SAVINGS BANKS EMPLOYEES RETIREMENT

ASSOCIATION 401(k) PLAN

AS ADOPTED BY CENTURY BANCORP, INC.

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2013 AND 2012

	2013	2012
Assets

Investment - Plan Interest in Savings Banks Employees Retirement Association (“SBERA”) Common Collective Trust, at Fair Value	$19,954,070	$15,673,882

Receivables
Employer contributions	14,518	21,697
Participant contributions	69,261	85,729
Notes receivable from participants	587,274	508,459

Total Receivables	671,053	615,885

Net Assets Available for Benefits	$20,625,123	$16,289,767

The accompanying notes are an integral part of these financial statements.

SAVINGS BANKS EMPLOYEES RETIREMENT

ASSOCIATION 401(k) PLAN

AS ADOPTED BY CENTURY BANCORP, INC.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
Additions to Net Assets Attributed to:
Investment Income
Plan interest in Savings Banks Employees Retirement Association Common Collective Trust net investment income	$2,959,268	$1,770,331

Interest - Notes Receivable from Participants	19,713	17,968

	2,978,981	1,788,299

Contributions
Employer	321,605	306,086
Participant	1,437,759	1,362,424
Participant rollovers	282,653	427,417

	2,042,017	2,095,927

Total Additions	5,020,998	3,884,226

Deductions from Net Assets Attributed to:
Benefits paid to participants	633,493	1,322,635
Corrective distributions	—	9,359
Deemed distributions of participant loans	52,149	32,889

Total Deductions	685,642	1,364,883

Net Increase	4,335,356	2,519,343

Net Assets Available for Benefits, Beginning of Year	16,289,767	13,770,424

Net Assets Available for Benefits, End of Year	$20,625,123	$16,289,767

The accompanying notes are an integral part of these financial statements.

SAVINGS BANKS EMPLOYEES RETIREMENT

ASSOCIATION 401(k) PLAN

AS ADOPTED BY CENTURY BANCORP, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the Savings Banks Employees Retirement Association (“SBERA”) 401(k) Plan as adopted by Century Bancorp, Inc. (the “Plan”) is provided for general information purpose only. Participants should refer to the Plan Agreement for more complete information.

GENERAL

The Plan is a defined contribution plan covering substantially all employees of Century Bancorp, Inc. (the “Bank”). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan is administered by the SBERA, which has overall responsibility for the operation and administration of the Plan. An Investment Committee consisting of the Plan’s Trustees determines the appropriateness of the Plan’s investment offerings and monitors investment performance.

The Plan is a member of the SBERA Common Collective Trust (the “Trust”). Under the trust agreement, the Plan owns a portion of the net assets of the Trust, which represents its interest in the Trust. Within the Trust, each Plan’s assets are jointly invested and the return on the assets is allocated to each Plan based on the percentage of ownership each Plan has in the Trust’s net assets. Contributions made to and benefits paid from the Trust for the Plan result in increases or decreases in the Plan’s ownership percentage in the net assets of the Trust.

ELIGIBILITY

To become eligible for participation, an employee must be at least age 21.

CONTRIBUTIONS

Each year, participants may contribute to the Plan a percentage of pretax annual compensation, as defined in the Plan, up to the maximum amount allowable under the provisions of the Internal Revenue Code. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan.

SAVINGS BANKS EMPLOYEES RETIREMENT

ASSOCIATION 401(k) PLAN

AS ADOPTED BY CENTURY BANCORP, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

NOTE 1 - DESCRIPTION OF THE PLAN (CONTINUED)

CONTRIBUTIONS (CONTINUED)

The Bank’s contributions to the Plan are determined by its Board of Directors. Contributions are subject to certain limitations. Total contributions made by the Bank to the Plan were $321,605 and $306,086 in 2013 and 2012, respectively.

PARTICIPANT ACCOUNTS

Each participant’s account is credited with the participant’s contribution and an allocation of (a) the Bank’s contributions and (b) Plan earnings. Allocations are based on participant’s earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

INVESTMENTS

The Plan currently offers the following investment options to participants:

Equity Account:

This Account seeks to provide capital appreciation through a professionally managed, diversified portfolio of domestic and international stocks.

Index 500 Account:

This Account attempts to provide investment results that parallel the performance of the Standard & Poor’s 500 Composite Stock Price Index.

Small Cap Growth Account:

This Account seeks long-term growth by investing primarily in common stocks of small to medium sized companies that the investment managers believe have a potential for capital appreciation significantly greater than that of the market averages.

International Equity Account:

This Account seeks to provide long-term capital appreciation by investing in foreign equity securities.

SAVINGS BANKS EMPLOYEES RETIREMENT

ASSOCIATION 401(k) PLAN

AS ADOPTED BY CENTURY BANCORP, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

NOTE 1 - DESCRIPTION OF THE PLAN (CONTINUED)

INVESTMENTS (CONTINUED)

Small Cap Value Account:

This Account utilizes a highly disciplined, bottom-up value approach to investing. This process is intended to generate excess returns primarily through stock selection.

Large Cap Value Account:

This Account’s investment philosophy combines detailed fundamental research, bottom-up stock selection and portfolio construction, and disciplined management of portfolio volatility to achieve strong risk-adjusted returns over full market cycles.

Large Cap Growth Account:

This Account uses a highly disciplined, mathematical investment strategy designed to seek long-term returns in excess of the target benchmark, while reducing the risk of significant under performance.

Life Path Accounts:

These Accounts are intended for participants who would rather leave their 401(k) account asset allocation decisions to a professional investment manager. Each Account utilizes a predetermined mix of specific asset classes with frequent re-balancing back to the fund’s target allocation.

All Asset Account:

The objective of the All Asset Account is to produce returns which are 5% above the Consumer Price Index (CPI). The strategy is designed as a “fund of funds” that allocates its assets among a group of PIMCO funds. The All Asset Account rebalances among the funds as real return values shift in the market.

The SBERA Account:

The SBERA Account is designed to provide results that parallel the performance of the SBERA Defined Benefit Plan Assets. Given this objective, the Account is expected to provide investors with long-term growth of capital and income. The SBERA Account provides investors with great diversification and significantly less risk than a more concentrated portfolio.

SAVINGS BANKS EMPLOYEES RETIREMENT

ASSOCIATION 401(k) PLAN

AS ADOPTED BY CENTURY BANCORP, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

NOTE 1 - DESCRIPTION OF THE PLAN (CONTINUED)

INVESTMENTS (CONTINUED)

Money Market Account:

This Account seeks to provide income consistent with the preservation of principal. This Account invests solely in U.S. Treasury or agency obligations with maturities of six months or less.

Bond Account:

This Account seeks to provide income consistent with U.S. Investment grade bond market returns. The Account will be invested in U.S. Government securities and agencies, mortgage pass-through securities, high quality corporate securities, debt and money market instruments. A prudent amount may be invested in below investment grade corporate bonds, foreign debt instruments and long-dated maturities.

Bank Shares:

Participants may allocate any portion of their contributions to purchase Class A common shares of Century Bancorp, Inc. Participants are subject to restrictions on trading during blackout periods and other reporting requirements of the Securities and Exchange Commission. Investments in Century Bancorp, Inc.’s common stock amounted to $1,082,687 and $1,004,675 at December 31, 2013 and 2012, respectively. Because the Bank is the Plan Sponsor, transactions involving Century Bancorp, Inc.’s common stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transaction rules.

VESTING

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Bank’s contribution portion of their accounts plus earnings thereon is based on years of continuous service. A participant is 100% vested after five years of credited service.

NOTES RECEIVABLE FROM PARTICIPANTS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 4.25% to 8.25% which are commensurate with local prevailing rates, as determined by the plan administrator. Principal and interest is paid ratably through payroll deductions.

SAVINGS BANKS EMPLOYEES RETIREMENT

ASSOCIATION 401(k) PLAN

AS ADOPTED BY CENTURY BANCORP, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

NOTE 1 - DESCRIPTION OF THE PLAN (CONTINUED)

PAYMENT OF BENEFITS

On termination of service due to death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in either a lump-sum amount or in periodic installments. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

HARDSHIP WITHDRAWALS

The Plan allows participants to make hardship withdrawals, provided certain conditions are met, as defined in the Plan Agreement.

FORFEITED ACCOUNTS

At December 31, 2013 and 2012, forfeited nonvested accounts totaled $1,208 and $812, respectively. These accounts are used to reduce future employer contributions. For the years ended December 31, 2013 and 2012, employer contributions were reduced by $3,448 and $3,557, respectively.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are prepared on the accrual basis of accounting.

USE OF ESTIMATES

The preparation of financial statements, in accordance with accounting principles generally accepted in the United States of America, requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan’s interest in the Trust is reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements. Purchases and sales of securities are recorded on a trade-date basis. Interest income is

SAVINGS BANKS EMPLOYEES RETIREMENT

ASSOCIATION 401(k) PLAN

AS ADOPTED BY CENTURY BANCORP, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

INVESTMENT VALUATION AND INCOME RECOGNITION (CONTINUED)

recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net investment income includes interest, dividend income and the Plan’s gains and losses on investments bought and sold as well as held during the year. The Plan’s sole investment at December 31, 2013 and 2012 is its interest in the Trust. Consequently, it recognizes investment income based on its percentage of interest in the Trust.

NOTES RECEIVABLE FROM PARTICIPANTS

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2013 or 2012. Delinquent notes receivable from participants are recorded as a distribution based upon the terms of the Plan Agreement.

PAYMENT OF BENEFITS

Benefits are recorded when paid.

ADMINISTRATIVE EXPENSES

Administrative expenses are paid directly by the Trust and are reflected in the Plan’s share of the Trust net investment activity. In addition, included within the Plan’s interest in the Trust’s net investment income, included in the accompanying Statement of Changes in Net Assets Available for Benefits, are certain investment related expenses included in the unrealized appreciation of fair value of investments.

RECLASSIFICATIONS

Certain amounts in the prior year’s financial statements have been reclassified for comparative purposes to conform to the presentation in the current year’s financial statements. These reclassifications have no effect on the previously reported net increase to net assets available for benefits.

SUBSEQUENT EVENTS

The Plan has evaluated subsequent events through June 30, 2014, which is the date the financial statements were available to be issued. No events requiring recognition or disclosure in the financial statements were identified.

SAVINGS BANKS EMPLOYEES RETIREMENT

ASSOCIATION 401(k) PLAN

AS ADOPTED BY CENTURY BANCORP, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

NOTE 3 - INVESTMENT- PLAN INTEREST IN SBERA COMMON COLLECTIVE TRUST (THE “TRUST”)

All of the Plan’s investments are in the Trust, which was established for the investment of assets of the Plan and several other member bank sponsored retirement plans. Each participating retirement plan has an undivided interest in the Trust. The assets of the Trust are held by several custodians.

The value of the Plan’s interest in the Trust is based on the beginning of year value of the Plan’s interest in the Trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses. At December 31, 2013 and 2012, the Plan’s interest in the Trust was approximately 1.40% and 1.28%, respectively. Investment income and administrative expenses relating to the Trust are allocated to the individual plans based upon average monthly balances invested by each plan.

SAVINGS BANKS EMPLOYEES RETIREMENT

ASSOCIATION 401(k) PLAN

AS ADOPTED BY CENTURY BANCORP, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

NOTE 3 - INVESTMENT- INTEREST IN SBERA COMMON COLLECTIVE TRUST (THE “TRUST”) (CONTINUED)

The following table presents the financial statements of the Trust at December 31:

	2013	2012
Assets:
Cash	$92,573,647	$106,108,636

Investments:
Collective funds:
Fixed income	162,259,416	152,748,223
Equity	399,682,807	317,397,131
Diversified	128,192,950	107,805,141

Total collective funds	690,135,173	577,950,495

Equity securities	427,338,859	321,193,410
Mutual funds	182,124,673	175,043,337
Hedge funds	55,296,880	49,861,587
Short-term investments	—	—
Certificates of deposits	5,690,700	6,287,646

Total investments, at fair value	1,360,586,285	1,130,336,475

Notes receivable from participants	18,394,222	17,131,913
Other assets	3,326,415	9,385,711

Total assets	1,474,880,569	1,262,962,735

Liabilities:
Accrued operating and other expenses	670,135	867,646

Net assets available for benefits	$1,474,210,434	$1,262,095,089

Plan interest in the Trust	$20,625,123	$16,289,767

The following table presents investments that represent 5 percent of more of the Common Collective Trust’s net assets at December 31:

	2013	2012
SSg&A S&P 500 Index	$242,431,856	$185,442,883

SAVINGS BANKS EMPLOYEES RETIREMENT

ASSOCIATION 401(k) PLAN

AS ADOPTED BY CENTURY BANCORP, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

NOTE 3 - INVESTMENT- INTEREST IN SBERA COMMON COLLECTIVE TRUST (THE “TRUST”) (CONTINUED)

Trust investment income for the years ended December 31 was comprised of:

	2013	2012
Investment income:
Net realized gains on investments	$51,124,324	$24,371,180
Interest and dividends	14,371,553	16,134,533
Unrealized appreciation of investments	172,787,399	94,859,027

Total investment income	238,283,276	135,364,740

Administrative expenses	(2,600,683)	(2,363,344)

Total Trust net investment income	$235,682,593	$133,001,396

Portion allocated to this plan	$2,959,268	$1,770,331

NOTE 4 - FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board (“FASB”) ASC 820 provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that management has the ability to access.

Level 2	Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

SAVINGS BANKS EMPLOYEES RETIREMENT

ASSOCIATION 401(k) PLAN

AS ADOPTED BY CENTURY BANCORP, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

NOTE 4 - FAIR VALUE MEASUREMENTS (CONTINUED)

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in these methodologies used at December 31, 2013 and 2012.

Collective funds:

Valued at the net asset value (“NAV”) of units of a bank collective trust. The NAV, as provided by the trustee, is used to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This value is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchased and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. These investments are generally classified as Level 2 in the fair value hierarchy.

Equity securities:

Valued at the closing price reported on the active market on which the individual securities are traded and are generally classified as Level 1 in the fair value hierarchy.

Mutual funds:

The securities are measured at fair value based on quoted market prices in an active market and are generally classified as Level 1 in the fair value hierarchy.

Hedge funds:

The funds are valued at net asset value, without further adjustment, as calculated by the fund’s manager based upon the terms and conditions of the organizational documents of the underlying investments, with further consideration to portfolio risks. These investments are generally classified as Level 3 in the fair value hierarchy.

SAVINGS BANKS EMPLOYEES RETIREMENT

ASSOCIATION 401(k) PLAN

AS ADOPTED BY CENTURY BANCORP, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

NOTE 4 - FAIR VALUE MEASUREMENTS (CONTINUED)

The following table sets forth by level, within the fair value hierarchy, the Trust’s fair value measurements at December 31, 2013:

		Fair Value Measurements
	Fair Value	Level 1	Level 2	Level 3
Certificates of Deposit	$5,690,700	$5,690,700	$—	$—

Collective Funds:
International equity	111,447,845	—	111,447,845	—
Domestic equity	288,234,962	—	288,234,962	—
Fixed-rate debt	162,259,416	61,291,699	100,967,717	—
Balanced	128,192,950	—	128,192,950	—

Subtotal of Collective Funds	690,135,173	61,291,699	628,843,474	—

Equity Securities:
Basic materials	37,903,045	37,903,045	—	—
Consumer goods	44,604,928	44,604,928	—	—
Financial services	60,560,007	60,560,007	—	—
Healthcare	62,878,058	62,878,058	—	—
Industrial goods	32,518,803	32,518,803	—	—
Services	91,157,829	91,157,829	—	—
Technology	92,990,178	92,990,178	—	—
Utilities	4,726,012	4,726,012	—	—

Subtotal of Equity Securities	427,338,859	427,338,859	—	—

Mutual Funds:
Alternate strategy	172,436,182	172,436,182	—	—
Hedge Funds	64,985,371	—	—	64,985,371

	$1,360,586,285	$666,757,440	$628,843,474	$64,985,371

SAVINGS BANKS EMPLOYEES RETIREMENT

ASSOCIATION 401(k) PLAN

AS ADOPTED BY CENTURY BANCORP, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

NOTE 4 - FAIR VALUE MEASUREMENTS (CONTINUED)

The following table sets forth by level, within the fair value hierarchy, the Trust’s fair value measurements at December 31, 2012:

		Fair Value Measurements
	Fair Value	Level 1	Level 2	Level 3
Certificates of Deposit	$6,287,646	$6,287,646	$—	$—

Collective Funds:
International equity	93,490,086	—	93,490,086	—
Domestic equity	223,907,045	—	223,907,045	—
Fixed-rate debt	152,748,223	57,544,504	95,203,719	—
Balanced	107,805,141	—	107,805,141	—

Subtotal of Collective Funds	577,950,495	57,544,504	520,405,991	—

Equity Securities:
Basic materials	32,367,159	32,367,159	—	—
Consumer goods	33,943,301	33,943,301	—	—
Financial services	55,691,367	55,691,367	—	—
Healthcare	42,346,755	42,346,755	—	—
Industrial goods	41,605,471	41,605,471	—	—
Services	50,182,845	50,182,845	—	—
Technology	57,673,306	57,673,306	—	—
Utilities	7,383,206	7,383,206	—	—

Subtotal of Equity Securities	321,193,410	321,193,410	—	—

Mutual Funds:
Alternate strategy	167,402,357	159,761,377	7,640,980	—

Hedge Funds	57,502,567	—	—	57,502,567

	$1,130,336,475	$544,786,937	$528,046,971	$57,502,567

TRANSFERS BETWEEN LEVELS

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

SAVINGS BANKS EMPLOYEES RETIREMENT

ASSOCIATION 401(k) PLAN

AS ADOPTED BY CENTURY BANCORP, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

NOTE 4 - FAIR VALUE MEASUREMENTS (CONTINUED)

TRANSFERS BETWEEN LEVELS (CONTINUED)

We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits.

There were no transfers to or from Levels 1, 2, and 3 during the year ended December 31, 2013 and 2012. There were no liabilities measured at fair value at December 31, 2013 and 2012.

The following table sets forth a summary of changes in fair value of the Trust’s Level 3 assets:

	2013	2012
Balance, beginning of the year	$57,502,567	$45,032,887
Unrealized appreciation (depreciation)	4,832,076	2,733,810
Issuances	2,650,728	9,735,870

Balance, end of the year	$64,985,371	$57,502,567

The amount of total gains or losses for the period attributable to the change in unrealized gains or losses relating to assets still held at the reporting date are $5,209,346 and $2,733,810 for the year ended December 31, 2013 and 2012 respectively.

Changes in unrealized appreciation included in changes in net assets for the period are reflected in the Plan’s share of the Trust’s investment income.

In estimating the fair value of investments in Level 3, the Investment Committee may use third-party pricing sources or appraisers. In substantiating the reasonableness of the pricing data provided by the third parties, the Investment Committee evaluates a variety of factors including review of methods and assumptions used by external sources, recently executed transactions, existing contracts, economic conditions, industry and market developments and overall credit ratings.

SAVINGS BANKS EMPLOYEES RETIREMENT

ASSOCIATION 401(k) PLAN

AS ADOPTED BY CENTURY BANCORP, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

NOTE 4 - FAIR VALUE MEASUREMENTS (CONTINUED)

The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2013 and 2012:

				Redemption Frequency (If Currently Eligible)	Redemption Notice Period
	Fair Value		Unfunded Commitments
	2013	2012
Common Collective Trust:
Mercator International Equity Fund (b)	63,209,240	52,673,560	—	Monthly	5 business days for large cash movements, 2 business days for small cash movements
SSgA S&P 500 Index (c)	242,431,856	185,704,172	—	Daily	1 business day prior to intended trade date, by 8:30 am
Mellon Global Alpha 1 (d)	45,803,106	38,202,873	—	Daily	2 business days prior to intended trade date, by 5 pm EST
Black Rock U.S. Debt Index Fund T (e)	39,152,225	39,951,938	—	Daily	2 business days prior to intended trade date, by 12:00 pm
Wellington Core Bond Plus (f)	61,815,492	55,251,781	—	Daily	1 business day prior to intended trade date, by 4:00 pm
BlackRock Target Dates (g)	128,192,950	107,805,141	—	Daily	Day of trade date, by 4:00 pm
SSgA International Fund (i)	48,238,605	40,816,526	—	Daily	1 business day prior to intended trade date, by 8:30 am

Multi-strategy hedge funds:
GMO Multi-Strategy Fund Offshore E (h)	9,688,491	7,640,980	—	Monthly	10 business days in advance of month end
Entrust Capital Diversified Fund QP, Ltd. (a)	32,863,176	29,612,373	—	Quarterly	90 Days
Crestline ERISA Funds, Ltd. (j)	21,585,994	20,249,214	—	Quarterly	90 Days
Crestline Offshore Opportunity Fund II, LLP (k)	847,710	—	—	Quarterly	90 Days

Total	$693,828,845	$577,908,558	$—

(a)	This category includes investments in hedge funds that pursue multiple strategies to diversify risks and reduce volatility. The fund’s objective is to seek above-average rates of return and long-term capital growth through an investment in EnTrust Capital Diversified Fund Ltd., a fund of funds with a diversified portfolio of private investment entities and/or separately managed accounts managed by investment managers. The fair values of the investments in this category have been determined using the net asset value per share of the fund.
(b)	The objective of this fund is to provide superior investment returns for its clients through value-oriented, broadly diversified portfolios. The fund’s approach is to identify attractive, undervalued securities and to select those that have good prospects either for a recovery in earnings or for growth in earnings over the long term.

SAVINGS BANKS EMPLOYEES RETIREMENT

ASSOCIATION 401(k) PLAN

AS ADOPTED BY CENTURY BANCORP, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

NOTE 4 - FAIR VALUE MEASUREMENTS (CONTINUED)

(c)	The investment seeks to replicate as closely as possible, before expenses, the performance of the Standard & Poor’s 500 Index (the “S&P 500”). Under normal market conditions, the fund will not invest less than 80% of its total assets in stocks in the index. It generally intends to invest, via the portfolio, in all 500 stocks comprising the S&P 500 in approximate proportion to their weightings in the S&P 500. The fund may sell securities that are represented in the S&P 500, or purchase securities that are not yet represented in the S&P 500, in anticipation of their removal from or addition to the S&P 500.
(d)	The objective of this fund is to maximize total return from income and capital growth. The fund invests at least 90% of its assets in a portfolio of international sovereign, government, agency, corporate, bank and asset backed debt and debt-related securities and in derivatives.
(e)	This is an index fund that seeks to match the performance of the Barclays Capital Aggregate Bond Index (the “BCABI”) by investing in a diversified sample of the bonds that make up the BCABI. The BCABI is the broadest measure of the US investment grade bond market and is comprised of US Treasury and federal agency bonds, corporate bonds, residential and commercial mortgage-backed securities and asset-backed securities.
(f)	The objective of the Portfolio is to seek long-term total return by investing primarily in Sterling denominated fixed income debt securities. The investment approach combines a base of Sterling fixed income strategies with an overlay of global best ideas from the global fixed income and currency markets.
(g)	BlackRock Municipal Target Term Trust is a non-diversified, closed-end management investment company incorporated in the USA. The fund’s objective is to manage a portfolio of municipal debt securities, while providing current income exempt from regular Federal income tax.
(h)	This fund’s investment objective is capital appreciation. The fund seeks to achieve its investment objective with low volatility relative to the equity markets. The fund expects to have low correlation to traditional market indices. Each trust aims to outperform the UBS Australia Bank Bill Index by 8% per annum over a full market cycle with a standard deviation of returns of 5% per annum.
(i)	The fund’s objective is to provide long-term capital growth. The fund invests in equity securities primarily of foreign issuers. The holdings are composed of, but not limited to, countries in Europe, Australia, and the Far East.

SAVINGS BANKS EMPLOYEES RETIREMENT

ASSOCIATION 401(k) PLAN

AS ADOPTED BY CENTURY BANCORP, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

NOTE 4 - FAIR VALUE MEASUREMENTS (CONTINUED)

(j)	This category includes investments in hedge funds that pursue multiple strategies to diversify risks and reduce volatility. The fund’s objective is to achieve superior risk adjusted capital appreciation over the long term, generally through an investment in Crestline Offshore Fund, Ltd., which in turn invests in private investment funds and discretionary managed accounts, structured notes, swaps, or other similar products. The fair values of the investments in this category have been determined using the net asset value per share of the investments. The investments in this category have exceeded the redemption restriction in effect after initial acquisition.
(k)	This category has an investment strategy to pursue a hybrid absolute return via portfolio managers, secondaries and co-investments with a flexible and opportunistic mandate tactically allocating capital to look to capitalize on market dislocations and inefficiencies. The opportunities are expected to fall within the following strategies: Niche Alternatives and Private Credit and Hedge Fund secondaries. The fair values of the investments in this category have been determined using the last sales price, for listed securities, and in accordance with agreement terms for portfolio-managed investments, notes, swaps and other similar products.

NOTE 5 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as the Bank may determine.

NOTE 6 - TAX STATUS

The Savings Banks Employees Retirement Association (SBERA) 401(k) Plan is a Prototype Plan. SBERA maintains the overall prototype plan document (master document). As of February 14, 2002, a favorable opinion letter has been received for all 401(k) plans. The Plan’s administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America, require the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability (or

SAVINGS BANKS EMPLOYEES RETIREMENT

ASSOCIATION 401(k) PLAN

AS ADOPTED BY CENTURY BANCORP, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

NOTE 6 - TAX STATUS (CONTINUED)

asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by federal and state taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013 and 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2009.

NOTE 7 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 8 - RELATED-PARTY AND PARTY IN INTEREST TRANSACTIONS

Northeast Retirement Services (NRS), by contract with the Approval of the Boards of Directors of SBERA and NRS, provides consulting, recordkeeping and other services in connection with the administration of the 401(k) plan for the Savings Banks Employees Retirement Association (SBERA). The costs associated with these services are funded by an assessment on each SBERA employer member on a quarterly basis for their proportionate share. In 2013 and 2012, the rate for the 401(k) plan was $679.50 per employer member per quarter, plus $21.50 per active participant per quarter, plus an additional 1.25% basis assessment on assets.

The Plan invests in a common collective trust managed by SBERA, the Trustee of the Plan. Therefore, this qualifies as a party-in-interest transaction. Additionally, the Plan extends loans to participants, who are considered parties-in-interest.

SAVINGS BANKS EMPLOYEES RETIREMENT

ASSOCIATION 401(k) PLAN

AS ADOPTED BY CENTURY BANCORP, INC.

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2013

		(c)
	(b)	Description of investment, including		(e)
	Identity of issuer, borrower,	maturity date, rate of interest,	(d)	Current
(a)	lessor or similar party	collateral, par, or maturity value	Cost	Value
*	Plan Interest in Savings Banks Employees Retirement Association	The Savings Banks Employees Retirement Association Common Collective Trust	$14,946,071	$19,954,070

*	Participant Loans	Notes with per annum interest rate of 4.25%	-0-	587,274

				$20,541,344

*	Party-in-interest to the Plan

See accompanying Report of Independent Registered Public Accounting Firm.